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                            March 23, 2023

       Randy Hyzak
       Executive Vice President and Chief Financial Officer
       Las Vegas Sands Corp.
       5500 Haven Street
       Las Vegas, NV 89119

                                                        Re: Las Vegas Sands
Corp.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed February 3,
2023
                                                            Form 8-K filed
January 25, 2023
                                                            File No. 001-32373

       Dear Randy Hyzak:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 7 - Property and Equipment, Net, page 96

   1. You disclose that the VML subconcessions agreement expired on December 31, 2022 and that the Gaming Assets
reverted to, and are now owned by the Macao government. You
                                                        further disclose that
effective January 1, 2023, the Gaming Assets were temporarily transferred to VML for
the duration of the Concession in return for annual payments.
                                                        Please tell us how you
accounted for transfer of the assets to the Macao Government on
                                                        December 31, 2022 and
the subsequent temporary transfer back to VML for annual
                                                        payments. Within your
response, please reference the authoritative accounting literature management relied upon.
       Form 8-K filed January 25, 2023
 Randy Hyzak
Las Vegas Sands Corp.
March 23, 2023
Page 2
Exhibit 99.1
Non-GAAP measures, page 6

2. We note your adjustments for hold-normalized casino revenue and expense to arrive at consolidated hold-normalized adjusted property EBITDA, hold-normalized adjusted property EBITDA for Macao Operations and Marina Bay Sands, and hold-normalized adjusted net loss from continuing operations attributable to LVS. Please tell us how you considered the guidance Question 100.04 of the Compliance & Disclosure Interpretations
         on Non-GAAP Financial Measures in your determination to present these measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Jennifer Monick,
Assistant Chief Accountant, at 202-551-3295 with any questions.



FirstName LastNameRandy Hyzak                                Sincerely,
Comapany NameLas Vegas Sands Corp.
                                                             Division of
Corporation Finance
March 23, 2023 Page 2                                        Office of Real
Estate & Construction
FirstName LastName